FIRST CAPITAL, INC.

P.O. Box 130

220 Federal Drive NW

Corydon, Indiana  47112

Evansville, Indiana 47708

October 1, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: David Lin

Re:                             First Capital, Inc.

Registration Statement on Form S-4/A

SEC File No. 333-206964

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of First Capital, Inc. (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated to 1:00 p.m., EDT, on October 2, 2015, or as soon thereafter as practicable.

In connection with this request for acceleration, the Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

The Registrant acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in this matter.

Very truly yours,

/s/ William W. Harrod
William W. Harrod
President and Chief Executive Officer